3/17

3/8/02

02019079

U.S. [illegible] COMMISSION
[illegible] 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SEC FILE NO.
8-51852

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AmeriMutual Funds Distributor, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

FEB 28 2002

14747 California Street
(No. and Street)

Omaha	Nebraska	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Welsh (402) 493-1731
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

Two Central Park Plaza, Suite 1501	Omaha	Nebraska	68102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

OATH OR AFFIRMATION

I, Ann Welsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AmeriMutual Funds Distributor, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Ann T Welsh

Name
Title Compliance Officer

Kellie J Kouba
Notary Public

GENERAL NOTARY-State of Nebraska
KELLIE J. KOUBA
My Comm. Exp. May 30, 2004

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 N/A
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 N/A
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act N/A
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report N/A
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A
X	(o)	Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report

The Board of Directors
AmeriMutual Funds Distributor, Inc.:

We have audited the accompanying statement of financial condition of AmeriMutual Funds Distributor, Inc. (a wholly owned indirect subsidiary of Orbitex Financial Services Group, Inc.) (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriMutual Funds Distributor, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2002

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	65,744
Prepaid expenses		17,819
Fees receivable		17,582
Due from affiliates		77,872
Total assets	$	179,017

Liabilities and Stockholder's Equity

Liabilities – income taxes payable		380
Stockholder's equity:		
Common stock, par value $0.01 per share, 100 shares authorized, issued and outstanding		1
Additional paid-in capital		128,057
Retained earnings		50,579
Total stockholder's equity		178,637
Total liabilities and stockholder's equity	$	179,017

See accompanying notes to financial statements.

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Operations

Year ended December 31, 2001

Revenues:		
Commission income	$	111,153
Supervisory fees		18,932
Total revenues		130,085
Expenses:		
Registration and exchange fees		34,220
Professional fees		4,575
Other expenses		7,900
Total expenses		46,695
Net income	$	83,390

See accompanying notes to financial statements.

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Additional paid-in capital	Retained earnings (deficit)	Total stockholder's equity
Balance at December 31, 2000	$	1	332,869	(32,811)	300,059
Deduction – additional paid-in capital		—	(204,812)	—	(204,812)
Net income		—	—	83,390	83,390
Balance at December 31, 2001	$	1	128,057	50,579	178,637

See accompanying notes to financial statements.

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	83,390
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in prepaid expenses		1,582
Increase in receivables		(17,582)
Increase in due from affiliates		(77,872)
Net cash used in operating activities		(10,482)
Cash and cash equivalents, beginning of year		76,226
Cash and cash equivalents, end of year	$	65,744
Supplemental disclosures of cash flow information – cash paid during the year for:		
Interest	$	—
Taxes		—

Supplemental disclosure of noncash items –
In 2001, the Company eliminated the note receivable from its Parent for $204,812 and considered it a deduction from additional paid-in capital.

See accompanying notes to financial statements.

(1) Organization

AmeriMutual Funds Distributor, Inc. (the Company) was incorporated in the State of New York to provide broker/dealer services to mutual funds.

The Company is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation. The Company acts as an introducing broker/dealer and has been approved to conduct business in Colorado, New York, South Dakota, and Utah.

The Company is a wholly owned indirect subsidiary of Orbitex Financial Services Group, Inc. (the Parent), a New York corporation.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Revenue Recognition

Customer transactions and the related commission income is recognized on the settlement date.

(d) Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated tax return of its Parent. Management believes taxes allocated under the Parent's tax sharing agreements will be immaterial.

(Continued)

(3) Transactions with Related Parties

The Company eliminated the $204,812 balance of a note receivable from its Parent which it considered a deduction of additional paid-in capital.

The Company advanced monies and paid certain reimbursable expenses for the Parent and affiliates of the Parent for $110,442 and $54,498, respectively.

The Company maintained its principal offices and operating facility in the offices of another wholly owned subsidiary of the Parent, for which $7,900 of overhead expenses were allocated during the year. In addition, the Company collects certain fees on behalf of the Parent and collections of $79,168 were due to the Parent at year end.

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $65,364, which was in excess of its required net capital of $5,000. At December 31, 2001, the Company had a ratio of aggregate indebtedness to net capital of .006 to 1.

(5) Focus Report

No differences exist between the Company's stockholder's equity as reported in the accompanying financial statements and the financial statements filed on Form X-17A-5 on February 20, 2002.

Schedule 1

AMERIMUTUAL FUNDS DISTRIBUTOR, INC.
(A Wholly Owned Indirect Subsidiary of
Orbitex Financial Services Group, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net capital:		
Total stockholder's equity	$	178,637
Total stockholder's equity qualified for net capital		178,637
Deductions and/or charges – nonallowable assets		113,273
Net capital before haircuts on securities		65,364
Deduct haircuts on securities		—
Net capital	$	65,364
Computation of basic net capital requirement – minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	60,364
Excess net capital of 1000%		65,326
Aggregate indebtedness		380
Ratio of aggregate indebtedness to net capital		.006

NOTE: The above computation of net capital under 15c3-1 does not differ from the computation as of December 31, 2001 filed by the Company on Form X-17A-5 Part IIA on February 20, 2002.

Schedule 2

Information for Possession or Control Requirements and Computation
for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2001

The Company intends to be exempt from Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) of the Rule because all securities transactions and transactions with and for customers are expected to be cleared on a fully disclosed basis through an unaffiliated broker/dealer.

See accompanying notes to financial statements.

KPMG

Two Central Park Plaza
Suite 1501
Omaha, NE 68102

233 South 13th Street, Suite 1600
Lincoln, NE 68508-2041

Independent Auditors' Report on
Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
AmeriMutual Funds Distributor, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules AmeriMutual Funds Distributor, Inc. (a wholly owned indirect subsidiary of Orbitex Financial Services Group, Inc.) (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002